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           Prospectus Supplement to Prospectus dated February 21, 1997




                                1,662,000 SHARES

                         BAY APARTMENT COMMUNITIES, INC.

                                  COMMON STOCK
                                  -------------

     This Prospectus Supplement and the attached Prospectus relate to the offering and sale of 1,662,000 shares of the common stock, par value $.01 per share (the "Common Stock"), of Bay Apartment Communities, Inc. (the "Company") to two institutional investors at a purchase price of $36 1/8 per share, for an aggregate purchase price of $60,039,750. In connection with the sale of such shares of Common Stock, the Company has agreed to pay fees equal to 2% of the purchase price to PaineWebber Incorporated for its services as a finder in connection with the shares to be sold in this offering.

     The Company intends to use the net cash proceeds from the sale of the Common Stock offered hereby, which are estimated to be approximately $58.7 million, to retire indebtedness under the Company's unsecured revolving credit facility, which matures in May 1999 and currently bears interest at a rate of LIBOR (based on a maturity selected by the Company) plus 1.55% (presently 7.2375% per annum). Any net proceeds not used to retire such indebtedness will be used for general corporate purposes.






            The date of this Prospectus Supplement is April 21, 1997